Exhibit 99.1

TransAlta Achieves Full Phase-Out of Coal in Canada

CALGARY, AB, Dec. 29, 2021 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") announced today that it has completed the last of three planned coal-to-gas conversions ("CTG") at its Alberta Thermal power generation facilities near Wabamun, Alberta.

"The full conversion of Keephills Unit 3 ("KH3") from thermal coal to natural gas is a significant milestone for TransAlta in its transition off coal. We are pleased to have completed this important step, nine years ahead of the government target," said John Kousinioris, President and CEO of TransAlta. "Our coal transition is among the most meaningful carbon emissions reduction achievements in Canadian history."

"Converting to natural gas from coal maintains the current generation capacity of KH3 and reduces our CO2 emissions by almost 50 per cent from approximately 0.86 tonnes CO2e per MWh to approximately 0.43 tonnes CO2e per MWh," Mr. Kousinioris added. "This not only highlights TransAlta's continued commitment to meet Alberta's need for safe, reliable and low-cost electricity but also delivers a step-change reduction in the emissions from our converted units."

The $29 million investment in the KH3 conversion plus another $48 million for gas infrastructure and maintenance projects brought a significant boost to the local economy, and at its peak provided nearly 600 construction jobs. Since 2019, TransAlta has invested $295 million in its CTG program that also included conversion of Sundance Unit 6 (Q1-2021), conversion of Keephills Unit 2 (Q3-2021), conversion of Sheerness Units 1 and 2, plus construction of new high-volume gas delivery infrastructure.

Overall, the converted units generate nearly 50 per cent fewer CO2 emissions fueled by natural gas compared to coal. This project is a significant achievement for TransAlta towards its target to reduce 60 per cent, or 19.7 million tonnes, of annual greenhouse gas emissions by 2030 over 2015 levels and achieve carbon neutrality by 2050. By meeting its 2030 target, TransAlta's performance will exceed Canada's national Paris Agreement target of 40-45 per cent reduction by 2030. The completed conversions will also contribute to the goals of the Powering Past Coal Alliance, which TransAlta joined at the 26th UN Climate Change Conference of the Parties (COP26).

With successful completion of the KH3 conversion and the planned closure of the Highvale coal mine effective December 31, 2021, TransAlta's thermal facilities in Alberta will have been fully transitioned to 100 per cent natural gas operation. In aggregate, TransAlta has retired 3,794 MW of coal-fired generation capacity since 2018 while converting 1,659 MW to cleaner burning natural gas.

This achievement, coupled with TransAlta's growing and diversified generating portfolio, including hydro, wind, solar and battery assets, helps position TransAlta to be a highly competitive provider of reliable, low and zero-emitting electricity for customers in Canada, the United States, and Australia.

TransAlta Thermal Facility Status Summary (near Wabamun Lake, Alberta)

Unit	Unit MCR (MW net)	Current Status
Sundance Unit 1	280	Retired Dec. 31, 2017
Sundance Unit 2	280	Retired July 31, 2018
Sundance Unit 3	368	Retired July 31, 2020
Sundance Unit 4	406	Fueled only on natural gas Jan. 1 to Mar. 31, 2022. Scheduled to retire April 1, 2022.
Sundance Unit 5	406	Retired Nov. 1, 2021
Sundance Unit 6	401	Converted to natural gas Feb. 1, 2021
Keephills Unit 1	395	Scheduled to retire Dec. 31, 2021
Keephills Unit 2	395	Converted to natural gas July 19, 2021
Keephills Unit 3	463	Converted to natural gas Dec. 29, 2021
Sheerness Unit 1	200	Converted to natural gas March 31, 2021
Sheerness Unit 2	200	Converted to natural gas April 4, 2020
Highvale Mine	Ending mining operations Dec. 31, 2021. Will begin full mine reclamation effective Jan. 1, 2022.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit its website at transalta.com.

Cautionary Statement Regarding Forward-looking Information:
This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, and "forward-looking statements" within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "continue", "will", "develop", "goal", "target" and similar expressions suggesting future events or future performance. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Company's target of reducing 60 per cent, or 19.7 million tonnes, of annual greenhouse gas emission by 2030 over 2015 levels and achieving carbon neutrality by 2050, the Company's expected performance exceeding Canada's national Paris Agreement target, the planned closure of the Highvale coal mine effective December 31, 2021 and the resulting full transition of the Company's thermal facilities in Alberta to 100 per cent natural gas operation, and the expected timing of the retirement of Keephills Unit 1 and the full retirement of Sundance Unit 4. The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Company's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to the extent of regulations pertaining to COVID-19 not becoming significantly more onerous and current conditions and expected future developments. These statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the effects of weather catastrophes and public health crises, including COVID-19; labour availability; disruptions to the Company's supply chains; failure to obtain necessary regulatory approvals in a timely fashion, or at all; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2020, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 29-DEC-21